Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Muscle Maker, Inc. and Subsidiaries (the “Company”) on Form 1-A of our report dated March 30, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Muscle Maker, Inc. and Subsidiaries, as of December 31, 2015 and 2014 and for the period from January 23, 2015 through December 31, 2015 (the Successor period) and the period from January 1, 2015 through January 22, 2015 and for the year ended December 31, 2014 (the Predecessor periods), which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

March 30, 2017